Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$4,630,000.00	101.00%	$4,676,300.00	$333.42(1)

(1)

The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $34,560.16 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-164694, of which this pricing supplement is a part. After giving effect to the $333.42 registration fee for this offering, $34,226.74 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

Amendment No. 1 dated December 9, 2010 to
PRICING SUPPLEMENT NO. 569 dated December 1, 2010
to Prospectus Supplement and Prospectus dated February 4, 2010 relating to the Eksportfinans ASA U.S. Medium-Term Note Program

Filed pursuant to Rule 424(b)(2) Registration Statement No. 333-164694

Eksportfinans ASA
Currency Linked Notes Due 2012
(Linked to the Performance of the Korean Won, Indonesian Rupiah, Indian Rupee, Singapore
Dollar and Malaysian Ringgit against the U.S. Dollar)

     This pricing supplement relates to a total of $62,215,000.00 principal amount of currency-linked notes, which we refer to as the notes (which term refers to both the reopened notes and the original notes, each defined below). Of this total, $4,630,000.00 principal amount of the notes, which we refer to as the reopened notes, is being initially offered on the date of this pricing supplement. The remaining $57,585,000.00 principal amount of the notes, which we refer to as the original notes, were issued on December 8, 2010, as described in the pricing supplement no. 569, dated December 1, 2010.

     The notes do not pay interest. The amount that you will be paid on your notes on the stated maturity date (January 10, 2012, subject to adjustment) will be based on the performance of the basket of currency exchange rates (which we refer to as the basket) as measured during the period beginning on and including the original trade date to and including the valuation date (January 3, 2012, subject to adjustment). The five currency exchange rates comprising the equally weighted basket (each a basket currency and, together, the basket currencies) are as follows: Korean won/U.S. dollar (KRW/USD), Indonesian rupiah/U.S. dollar (IDR/USD), Indian rupee/U.S. dollar (INR/USD), Singapore dollar/U.S. dollar (SGD/USD) and Malaysian ringgit/U.S. dollar (MYR/USD), each expressed as the number of foreign currency per one U.S. dollar. As more fully described below, the basket return is linked to the performance of the basket currencies and you could lose your entire investment in the notes if the basket return is less than 0%. Additionally, the amount you may receive for each $1,000.00 face amount of your notes at maturity is subject to the maximum settlement amount of $1,112.50.

     To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final basket level (determined on the valuation date) from the initial basket level (100.00), which we refer to as the basket return. The basket return may reflect a positive return (indicating that the U.S. dollar has depreciated against the basket of foreign currencies) or a negative return (indicating that the U.S. dollar has appreciated against the basket of foreign currencies). We will calculate the amount that you will receive in cash on the stated maturity date, for each $1,000.00 face amount (the minimum denomination) of your notes, as follows:

  if the basket return is zero or positive (the final basket level is greater than or equal to the initial basket level), you will receive an amount in cash equal to the sum of (i) $1,000.00 plus the product of (a) $1,000.00 times (b) the participation rate (225.00%) and (c) the basket return, subject to the maximum settlement amount; or

  if the basket return is negative (the final basket level is less than the initial basket level), you will receive an amount in cash equal to the sum of (i) $1,000.00 plus (ii) the product of (a) $1,000.00 times (b) the basket return.

     The amount you will be paid on your notes on the stated maturity date will not be affected by the basket currencies or the closing level of the basket on any day other than the valuation date. If the basket return is less than 0.00%, the payment you will receive, if any, on the stated maturity date will be less than the face amount of your notes, potentially $0. Further, the maximum payment that you could receive on the stated maturity date with respect to each $1,000.00 face amount (the minimum denomination) is limited to the maximum settlement amount of $1,112.50. In addition, the notes do not pay interest, and no other payments will be made on the notes prior to the stated maturity date.

(continued on following page)

Goldman, Sachs & Co.

Pricing Supplement dated December 9, 2010

     Assuming no changes in market conditions or the Issuer’s creditworthiness and any other relevant factors, the value of your notes on the applicable trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account the Issuer’s credit spreads) is, and the price you may receive for your notes may be, significantly less than the applicable original issue price. The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the applicable original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co. The amount of the excess will decline on a straight line basis over the period from the trade date of the original notes (December 1, 2010) through June 18, 2011. You should read the explanation of risks in “Risk Factors” in this pricing supplement and the discussion of risks in “Risk Factors” in the accompanying prospectus supplement so that you may better understand those risks.

     This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 4, 2010 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

     Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Terms of the Notes” on page P-2 in this pricing supplement and the general terms of the indexed notes found in “Description of Debt Securities” on page S-9 of the prospectus supplement dated February 4, 2010.

	Issue Price to Public for the Original Notes	Discounts and Commissions for the Original Notes	Proceeds to Us (Before Expenses) for the Original Notes

Per note:	$1,000.00	$2.50	$997.50
Total:	$57,585,000.00	$143,962.50	$57,441,037.50

	Issue Price to Public for the Reopened Notes	Discounts and Commissions for the Reopened Notes	Proceeds to Us (Before Expenses) for the Reopened Notes

Per note:	$1,010.00	$2.50	$1,007.50
Total:	$4,676,300.00	$11,575.00	$4,664,725.00

     The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

     The notes will not be obligations of, or guaranteed by, the Kingdom of Norway or any internal division or agency thereof, and will be subject, entirely and exclusively, to the credit risk of Eksportfinans ASA itself. The notes are also not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

     Goldman, Sachs & Co. may offer the notes on transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. Goldman, Sachs & Co. expects to deliver the reopened notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York, on December 14, 2010.

TERMS OF THE NOTES

Issuer: Specified Currency: Aggregate Face Amount:	Eksportfinans ASA U.S. Dollars $62,215,000.00 The aggregate face amount for the reopened notes is $4,630,000.00; the aggregate face amount for the original notes is $57,585,000.00

Face Amount of each note: Purchase at Amount Other Than Face Amount:

$1,000.00

The amount we will pay you at the stated Maturity Date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the Face Amount and hold them to the stated Maturity Date, it could affect your investment. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the Face Amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Risk Factors – If you purchase your notes at a premium to the Face Amount, the return on your investment will be lower than the return on notes at the Face Amount and the impact of certain key terms of the notes will be negatively affected”.

Agent:	Goldman, Sachs & Co. The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Dates: Original Issue Prices:	For the original notes, December 1, 2010; for the reopened notes, December 9, 2010 For the original notes, 100.00% of the Face Amount; for the reopened notes, 101.00% of the Face Amount.

Original Issue Dates:	For the original notes, December 8, 2010; for the reopened notes, December 14, 2010, unless postponed due to a Market Disruption Event.

Maturity Date:

January 10, 2012, or in the event such day is not a Business Day, the Maturity Date will be the first following day that is a Business Day. If the Valuation Date is postponed as described below, the stated Maturity Date will be postponed by the same number of Business Day(s) from but excluding the originally scheduled Valuation Date to and including the postponed Valuation Date.

Indexed note:

Yes. The notes are linked to the comparative performance of an initially equally weighted basket of five currency exchange rates as against the U.S. dollar (the Basket).

The Basket consists of the following five currency exchange rates: Korean won/U.S. dollar (KRW/USD), Indonesian rupiah/U.S. dollar (IDR/USD), Indian rupee/U.S. dollar (INR/USD), Singapore dollar/U.S. dollar (SGD/USD) and Malaysian ringgit (MYR/USD), each expressed as the number of foreign currency per one U.S. dollar and each initially weighted at 1/5 of the Basket (each, a Basket Currency and together, the Basket Currencies):

	Basket Currency	Initial Basket	Basket
	(relative to U.S. dollar)	Currency	Weighting
		Exchange Rate
	Korean won (KRW/USD)	1155.80	20%
	Indonesian rupiah (IDR/USD)	9030	20%
	Indian rupee (INR/USD)	45.76	20%
	Singapore dollar (SGD/USD)	1.3213	20%
	Malaysian ringgit (MYR/USD)	3.1600	20%

See “The Basket” below for further information regarding the Basket.

Redemption Amount:

As of the Valuation Date, the Calculation Agent will determine the Redemption Amount you will be entitled to receive on the Maturity Date in respect of each $1,000.00 Face Amount of notes in accordance with the following formulas:

  If the Basket Return is greater than or equal to the Cap, the amount payable will equal the Maximum Settlement Amount;

  If the Basket Return is positive but less than the Cap, the amount payable will equal the sum of (a) $1,000.00 plus (b) the product of (1) $1,000.00 times (2) the Participation Rate times (3) the Basket Return;

  If the Basket Return is zero, the amount payable will equal the $1,000.00 Face Amount;

  If the Basket Return is negative, the amount payable will equal the sum of (a) $1,000.00 plus (b) the product of (1) $1,000.00 times (2) the Basket Return.

If the Basket Return is negative, the Redemption Amount you will receive at maturity will be less than the Face Amount of your notes and may be zero.

Basket Return:	The result of (1) the Final Basket Level minus the Initial Basket Level divided by (2) the Initial Basket Level, expressed as a percentage.

Initial Basket Level: Final Basket Level:

100

The Basket Level on the Valuation Date, calculated as follows: Initial Basket Level multiplied by the sum of the following:

  20% times (Initial (KRW/USD) divided by Final (KRW/USD));

  20% times (Initial (IDR/USD) divided by Final (IDR/USD));

  20% times (Initial (INR/USD) divided by Final (INR/USD));

  20% times (Initial (SGD/USD) divided by Final (SGD/USD));

  20% times (Initial (MYR/USD) divided by Final (MYR/USD));

where Initial (CCY/USD) is the Initial Basket Currency Exchange Rate for that Basket Currency (CCY/USD) and Final (CCY/USD) is the Final Basket Currency Exchange Rate for that Basket Currency (CCY/USD).

Initial Basket Currency Exchange Rate:

For each Basket Currency, the Basket Currency Exchange Rate for that Basket Currency to be determined on the Trade Date by the Calculation Agent, expressed as the amount of Basket Currency (CCY) per one U.S. dollar, as indicated in the table above.

Final Basket Currency Exchange Rate for KRW/USD:

With respect to this Basket Currency on any given date, the KRW/USD exchange rate (expressed as the amount of Korean won per one U.S. dollar) as reported by the Korea Financial Telecommunications and Clearing Corporation which appears on the Reuters Screen KFTC 18 Page to the right of the caption “USD Today” that is available at approximately 3:30 p.m., Seoul time (or any successor or replacement service or page), or as soon thereafter as practicable, subject to certain foreign currency disruption events as described below, as determined by the Calculation Agent.

Final Basket Currency Exchange Rate for IDR/USD:

With respect to this Basket Currency on any given date, the IDR/USD exchange rate (expressed as the amount of Indonesian rupiah per one U.S. dollar) as published by the Association of Banks in Singapore which appears on the Telerate Page 50157 to the right of the caption “Spot” under the column “IDR” at approximately 11:00 a.m., Singapore time (or any successor or replacement service or page), subject to certain foreign currency disruption events as described below, as determined by the Calculation Agent.

Final Basket Currency Exchange Rate for INR/USD:

With respect to this Basket Currency on any given date, the INR/USD exchange rate (expressed as the amount of Indian rupee per one U.S. dollar) as published by the Reserve Bank of India which appears on the Reuters Screen RBIB Page at approximately 12:30 p.m., Mumbai time (or any successor or replacement service or page), subject to certain foreign currency disruption events as described below, as determined by the Calculation Agent.

Final Basket Currency Exchange Rate for SGD/USD:

With respect to this Basket Currency on any given date, the SGD/USD exchange rate (expressed as the amount of Singapore dollar per one U.S. dollar) as reported on the London mid-market rate published by WM Company and displayed on the Reuters WMRSPOT13 Page at 4:00 p.m., London time (or any successor or replacement service or page), subject to certain foreign currency disruption events as described below, as determined by the Calculation Agent.

Final Basket Currency Exchange Rate for MYR/USD:

With respect to this Basket Currency on any given date, the MYR/USD exchange rate (expressed as the amount of Malaysian ringgit per one U.S. dollar) as reported by the Association of Banks in Singapore which appears on the Telerate Page 50157 to the right of the caption “Spot” under the column “MYR” at approximately 11:30 a.m., Singapore time (or any successor or replacement service or page), subject to certain foreign currency disruption events as described below, as determined by the Calculation Agent.

Maximum Settlement Amount:	$1,112.50 for every $1,000.00 of Face Amount.

Participation Rate: Cap: Valuation Date:	225.00%

5.00%

January 3, 2012, subject to adjustment (i) if such date is not a Fixing Day for a Basket Currency due to a scheduled holiday (as defined under “—Currency Market Disruption Event”), to the preceding Fixing Day, (ii) if such date is not a Fixing Day for a Basket Currency due to an unscheduled holiday (as defined under “—Currency Market Disruption Event”), to the next Fixing Day immediately following the originally scheduled Valuation Date and (iii) if on such date a Market Disruption Event occurs with respect to a Basket Currency, in which case the Valuation Date may be postponed up to five days if a Market Disruption Event is continuing.

Currency Market Disruption Event:

A Currency Market Disruption Event will occur, with respect to any Exchange Rate, if it becomes impossible to obtain the Final Exchange Rate from the source page identified herein.

If a Currency Market Disruption Event occurs with respect to any Exchange Rate on any day that would otherwise be the Valuation Date for the affected Exchange Rate, as determined by the Calculation Agent, or such day is not a Fixing Day, then the Valuation Date for such affected Basket Currency will be postponed to the next Fixing Day or, if the originally scheduled Valuation Date is not a Fixing Day because of a Scheduled Holiday and a Currency Market Disruption Event occurs on the preceding Fixing Day, the first following Fixing Day on which a Currency Market Disruption Event does not occur or is not continuing with respect to the affected Exchange Rate. In no event, however, will the Valuation Date be postponed by more than five Business Days.

If the Valuation Date for any affected Exchange Rate is postponed to the last possible day, but a Currency Market Disruption Event occurs or is continuing on that day or such day is not otherwise a Fixing Day, that day will nevertheless be the Valuation Date for such affected Exchange Rate.

If the Calculation Agent determines that an Exchange Rate is not available on the last possible Valuation Date because of a continuing Currency Market Disruption Event or a non-Fixing Day, the Calculation Agent will nevertheless determine, in its sole discretion and in a commercial reasonable manner, the Final Exchange Rate of any such affected Exchange Rate on that day.

The Maturity Date is January 10, 2012, unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day. In the event that the Valuation Date is postponed, the Maturity Date will be postponed by the same number of Business Days from but excluding the originally scheduled Valuation Date to and including the postponed Valuation Date.

A Currency Market Disruption Event with respect to an Exchange Rate will not by itself constitute a Currency Market Disruption Event with respect to the other Exchange Rates.

An Unscheduled Holiday means, with respect to any Exchange Rate, a day on which the Basket Currency Exchange Rate, with respect to the Final Exchange Rates, will not be published and displayed on the relevant source or page at the relevant time (or any successor or replacement or similar services or page thereto as determined by the Calculation Agent in its sole discretion) and the market is made aware of such Unscheduled Holiday (by means of a public announcement or by reference to other publicly announced information) after 9:00 a.m. New York time on the date that is two Fixing Days prior to the Unscheduled Holiday.

A Scheduled Holiday means with respect to any of the exchange rates, a day on which the Basket Currency Exchange Rate, with respect to the Final Exchange Rates, will not be published and displayed on the relevant source or page at the relevant time (or any successor or replacement or similar services or page thereto as determined by the Calculation Agent in its sole discretion) and the market is made aware of such Scheduled Holiday (by means of a public announcement or by reference to other publicly announced information) at or before 9:00 a.m. New York time on the date that is two Fixing days prior to the Scheduled Holiday.

Discontinuance of the Exchange Rates:

If trading of an Exchange Rate is discontinued, or the level of any of the Exchange Rates is not available on the last possible Valuation Date because of a Currency Market Disruption Event or for any other reason, the Calculation Agent will determine the amount payable on the Maturity Date, by a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the applicable Exchange Rate.

Calculation agent: Fixed rate note: Fixing Day:

Goldman, Sachs & Co.

The notes do not pay interest. There will be no payments prior to maturity.

For each Exchange Rate, a day on which the Basket Currency Exchange Rate is published and displayed on the relevant source or page at the relevant time (or any successor or replacement service or page).

Business Day:

For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York.

Tax redemption: Additional amounts payable:	No No

Authorized denominations: Renewable note: Form of notes: CUSIP No.: ISIN: Listing: FDIC:

$1,000.00 and integral multiples of $1,000.00 in excess thereof

No

Book-entry

28264QU36

US28264QU368

None

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Acceleration:

If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the Calculation Agent shall determine in good faith and in a commercially reasonable manner, on the basis of the performance of the Index over the term of the notes to the date of acceleration, to be fair and equitable to the holders.

Other:

The notes do not pay interest and are not renewable notes, asset linked notes or amortizing notes, each as described in the prospectus supplement. There is no optional redemption or extension of maturity in connection with the notes.

     Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

     You should read this pricing supplement together with the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010 relating to our medium-term notes of which these notes are a part. This pricing supplement, together with these documents, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying prospectus supplement dated February 4, 2010, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

     You may access the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

     http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, “we,” “us,” or “our” refers to Eksportfinans ASA.

RISK FACTORS

Unlike ordinary debt securities, the return on the notes depends on changes in the comparative value of the U.S. dollar relative to a basket of currency exchange rates. As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the respective exchange rates and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes do not pay interest. Also, your notes are not equivalent to investing directly in the respective currencies to which your notes are linked. Before investing in the notes, you should carefully consider the risks below, the risks described under “Risk Factors —Foreign currency risks” and “Risk Factors—Risks relating to index linked notes or notes linked to certain assets” beginning on page S-6 in the accompanying prospectus and the explanation of certain risks related to Eksportfinans contained in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the Commission on March 26, 2010 and is incorporated by reference herein.

Assuming no changes in market conditions or our credit spreads and any other relevant factors, the value of your notes on the applicable trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the applicable original issue price.

     The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the trade date of the original notes (December 1, 2010) through June 18, 2011. After June 18, 2011, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus Goldman, Sachs & Co.’s customary bid and asked spread.

     In addition, the value or quoted price of your notes at any time will reflect many factors and cannot be predicted. In particular, an increase of the yield spread between securities issued by the Issuer and credit risk-free instruments (credit spread) can lead to a decrease in the price of the notes in the secondary market. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower then the applicable original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “The market price of your notes may be influenced by many unpredictable factors” below.

     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

     There is no assurance that Goldman, Sachs & Co, or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Secondary trading in the notes may be limited” below.

We will not repay you a fixed amount of principal on the notes at maturity and we are not liable for any loss of principal that you may incur due to fluctuations in the exchange rates between the Basket Currencies and the U.S. dollar.

     The Redemption Amount will depend on the changes in exchange rates over the period from the Trade Date to the Valuation Date and you may receive less than the entire principal amount of your notes. You may also lose a significant part of your investment if you sell the notes in the secondary market before their maturity.

     Even if the amount payable on your notes at maturity is greater than the price you paid for the notes, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.

     Also, the market price for each of your notes prior to the Maturity Date may be significantly lower than the purchase price you pay for each of your notes. Consequently, if you sell your notes before the Maturity Date, you may receive far less than the amount of your investment in the notes.

Any decline in our credit ratings may affect the market value of your notes.

     An investment in the notes is subject to the credit risk of the Issuer. Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated declines in our credit ratings may affect the market value of your notes.

The notes are a speculative investment.

     The notes are speculative in nature and involve a high degree of risk. The notes are financial instruments that are suitable only for sophisticated investors who are able to bear the loss of all of their principal investment. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.

Your investment may result in a loss of some or all of your principal.

     We will not repay you a fixed amount of principal on the notes at maturity. The cash payment on the notes will depend on the comparative value of the U.S. dollar versus the Basket of currency exchange rates. Because such exchange rates are subject to market fluctuations, the amount of cash you receive at maturity may be more or less than the principal amount of the notes. If the Basket Return is negative (the Final Basket Level is less than the Initial Basket Level), the Redemption Amount will be less than the principal amount. Accordingly, if the Basket Return decreases in this manner, you will lose some or all of your principal, which would include any premium to the Face Amount you paid when you purchased the notes.

Past Exchange Rates are no guide to future performance.

     The actual performance of the Basket Currency Exchange Rates over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical performance of the Basket Currencies or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Basket Currency Exchange Rates.

The Basket is not a recognized market index and may not accurately reflect global market performance.

     The Basket is not a recognized market index. The Basket was created solely for purposes of the offering of the notes and will be calculated solely during the term of the notes.

Linking the return on the notes to the comparative value of the U.S. dollar against a Basket of Exchange Rates instead of a single currency may lower the return on your investment.

     Because the Redemption Amount will be based on the performance of each of the Basket Currencies as against the U.S. dollar, a significant appreciation of one or more Basket Currencies relative to the U.S. dollar from the Trade Date to the Valuation Date may be substantially or entirely offset by the depreciation of one or more of the other Basket Currencies relative to the U.S. dollar during the same time period.

The values of Basket Currencies are affected by many complex factors.

     The value of any currency, including the Basket Currencies and the U.S. dollar, may be affected by complex political and economic factors. The exchange rate of a currency in terms of another currency is at any moment a result of the supply and demand for the two currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country for each relevant currency as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries and other countries important to international trade and finance.

     Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of many currencies in recent years have generally been permitted to fluctuate in value relative to the U.S. dollar. Governments, including those issuing the Basket Currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, market value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting any of the Basket Currencies or the U.S. dollar specifically or any other currency.

     The price of the notes and payment on the Maturity Date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad with respect to the Basket Currencies or other de facto restrictions on the repatriation of U.S. dollars.

Suspensions or disruptions of market trading in one or more of the Basket Currencies may adversely affect the value of your notes.

     The foreign currency exchange markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculations. These circumstances could adversely affect the foreign currency exchange rates and, therefore, the value of your notes.

Owning the notes is not the same as owning the Basket Currencies.

     The return on your note will not necessarily reflect the return you would realize if you actually purchased any or all of the Basket Currencies and converted them in equal amounts into U.S. dollars on the Valuation Date. The Basket Currency Exchange Rates are calculated by reference to each such currency’s value relative to the U.S. dollar without taking into consideration the value of each Basket Currency relative to other currencies or in other markets.

Even though currencies trade around-the-clock, your notes will not.

     The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the Basket Currencies and the U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

     There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the Final Exchange Rates used to calculate the amount paid to you in U.S. dollars at the Maturity Date. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

The notes do not bear interest.

     You will not receive any interest payments on your notes. Even if the amount payable on your notes on the Maturity Date exceeds the Face Amount of the notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The market price of your notes may be influenced by many factors that are unpredictable and interrelated.

     When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the Maturity Date. The market value of your notes will be affected by many factors that are beyond our control and are unpredictable.

     Moreover, these factors interrelate in complex ways, and the effect of one factor on the market value of your notes may offset or enhance the effect of another factor. For example, an increase in U.S. interest rates, which could have a negative effect on the market value of your notes, may offset any positive effect that an increase in the levels of one or more of the Basket Currencies attributable to favorable political or economic developments in Africa, Europe, Asia or Australia could have. The following paragraphs describe the expected impact on the market value of your notes given a change in a specific factor, assuming all other conditions remain constant.

Changes in interest rates are likely to affect the market value of your notes.

     Although the notes pay no interest, we expect that the market value of your notes, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your notes and a traditional debt security to different degrees. In general, if U.S. interest rates increase, we expect that the market value of your notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your notes will increase. If interest rates increase or decrease in the markets of the Basket Currencies, the market value of your notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the Basket Currencies or the United States, and, in turn, the exchange rates and therefore the market value of your notes.

Changes in the volatility of the Basket Currencies are likely to affect the market value of your notes.

     The volatility of the Basket Currencies refers to the size and frequency of the changes in price in the Basket Currencies and/or market fluctuation. In general, changes in the volatility of those currencies could negatively impact the market value of your notes.

Changes in the foreign exchange rates are likely to affect the market value of your notes.

     The foreign currency to U.S. dollar rate refers to a foreign exchange spot rate that measures the relative values of two currencies, that foreign currency and the U.S. dollar. This rate reflects the amount of the foreign currency that can be purchased for one U.S. dollar. Because your notes are payable in U.S. dollars, the level of the foreign currency to U.S. dollar exchange rate will affect the market value of your notes. In general, if the U.S. dollar appreciates, we expect that the market value of your notes will decrease and, conversely, if the U.S. dollar depreciates, we expect that the market value of your notes will increase.

The time remaining to maturity is likely to affect the market value of your notes.

     Prior to the Maturity Date, the market value of your notes may be higher than one would expect if that value were based solely on the value of the Basket Currencies and of the level of interest rates. This difference would reflect a “time premium” due to expectations concerning the value of the Basket Currencies and interest rates during the time remaining to the Maturity Date. However, as the time remaining to the Maturity Date decreases, we expect that this time premium will decrease, lowering the market value of your notes.

     In general, assuming all relevant factors are held constant, we expect that the effect on the market value of your notes of a given change in some of the factors listed above will be less if it occurs later in the term of the notes than if it occurs earlier in the term of the notes. We expect, however, that the effect on the market value of your notes of a given change in the value of the Basket Currencies will be greater if it occurs later in the term of the notes than if it occurs earlier in the term of the notes.

If the values of the Basket Currencies change, the market value of your notes may not change in the same manner.

     Your notes may trade quite differently from the performance of the Basket Currencies. Changes in the values of those currencies may not result in a comparable change in the market value of your notes. In part, this is because of the weightings assigned to the Basket Currencies and the impact from foreign currency exchange rates. We discuss some of the reasons for this disparity under “The market price of your notes may be influenced by many factors that are unpredictable and interrelated” above.

As Calculation Agent, Goldman, Sachs & Co. will have the authority to make determinations that could affect the market value of your notes and the amount you receive at maturity.

     As Calculation Agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including, without limitation, determining Initial Exchange Rates on the Trade Date and the Final Exchange Rates on the Valuation Date, which will be used to calculate the Redemption Amount. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with conflicts of interest of the kind described under “There may be conflicts of interest between you and Goldman, Sachs & Co.”, including with respect to certain determinations and judgments that the Calculation Agent must make, including whether a Currency Market Disruption Event has occurred, the Final Exchange Rate for any affected currency in the event of a Currency Market Disruption Event that is continuing on the originally scheduled Maturity Date, the amount payable on any acceleration and the calculation of the Basket Return. The Calculation Agent is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

The Calculation Agent can postpone the Valuation Date if a Currency Market Disruption Event occurs.

     If the Calculation Agent has determined that, on the Valuation Date, a Currency Market Disruption Event has occurred or is continuing or such date is not a Fixing Day with respect to any exchange rate, the Valuation Date for that exchange rate may be postponed up to five Business Days. In no event, however, will the Valuation Date be postponed by more than five Business Days.

     If the Valuation Date for any exchange rate is postponed to the last possible day, but a Currency Market Disruption Event occurs or is continuing on that day or such day is not otherwise a Business Day, that day will nevertheless be the Valuation Date for such exchange rate.

     The Maturity Date is January 10, 2012, unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day. In the event that the Valuation Date is postponed, the Maturity Date will be postponed by the same number of business day(s) from but excluding the originally scheduled Valuation Date to and including the postponed Valuation Date. In no event will the Stated Maturity Date be postponed by more than five Business Days.

     As a result of the foregoing, the Maturity Date for your notes may also be postponed, as described under “Currency Market Disruption Event” and “Discontinuance of an Exchange Rate”. In such case, you may not receive the payment amount that we are obligated to deliver on the Maturity Date until after the originally scheduled Maturity Date. Moreover, if any Final Exchange Rate is not available on the last possible Valuation Date because of a continuing Currency Market Disruption Event, a non-Fixing Day or for any other reason, the Calculation Agent will nevertheless determine the Final Basket Level and the Basket Return based on its assessment made in its sole discretion and in a commercially reasonable manner of the Final Exchange Rate of any affected Exchange Rate at that time. See “Currency Market Disruption Event” and “Discontinuance of an Exchange Rate” for more information.

If you purchase your notes at a premium to the Face Amount, the return on your investment will be lower than the return on notes purchased at the Face Amount and the impact of certain key terms of the notes will be negatively affected.

     The Redemption Amount you will be paid for your notes on the stated Maturity Date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the Face Amount of the notes, then the return on your investment in such notes held to the stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at the Face Amount. If you purchase your notes at premium to the Face Amount and hold them to the stated Maturity Date the return on your investment in the notes will be lower than it would have been had you purchased the notes at the Face Amount or a discount to the Face Amount. In addition, the impact of the cap level on the return on your investment will depend upon the price you pay for your notes relative to the Face Amount. For example, if you purchase your notes at a premium to the Face Amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at the Face Amount or a discount to the Face Amount.

There may be conflicts of interest between you and Goldman, Sachs & Co.

     Goldman, Sachs & Co. and its affiliates expect to engage in trading activities related to financial instruments whose value is affected by, based on or related to the Basket Currencies for their proprietary accounts or for other accounts under their management. These activities could have an effect on the spot exchange rates for U.S. dollars in exchange for the Basket Currencies. The spot exchange rates will be used to determine the Final Exchange Rates and, in turn, the Redemption Amount. In addition, an affiliate of Goldman, Sachs & Co. is also the writer of the hedge of our obligation under the notes and will be obligated to pay us at maturity of the notes an amount equal to the excess, if any, of the Redemption Amount over the principal amount of the notes. As a result, Goldman, Sachs & Co., in its capacity as Calculation Agent, may have a conflict of interest to the extent that its or its affiliates’ trading activities or the determinations it makes in respect of the notes affect the payments due to or from the affiliate of Goldman, Sachs & Co. under the related swap transaction or the value of the investments held by the Calculation Agent’s or its affiliates’ proprietary or managed accounts. For example, the issuance of other securities indexed to the U.S. dollar exchange rates for one or more of the Basket Currencies or related indices, i.e., the introduction of competing products into the marketplace, could adversely affect the value of the notes. To the extent that Goldman, Sachs & Co. or its affiliates serve as issuer, agent or underwriter of such securities or other instruments, their interests with respect to such products may be adverse to those of the holders of the notes. Goldman, Sachs & Co. and its affiliates will also have interests for their proprietary accounts or for accounts under their management in foreign exchange trading, including trading in the Basket Currencies. Such trading could influence the Final Exchange Rates and, therefore, the Redemption Amount and could adversely affect the holders of the notes.

Secondary trading in the notes may be limited.

     The notes are a new issue of securities with no established trading market. Your notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for your notes. In this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and asked prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “The market price of your notes may be influenced by many factors that are unpredictable and interrelated” above.

The U.S. Federal income tax treatment on the notes is uncertain and the terms of the notes require you to follow the treatment that we will adopt.

     The U.S. Federal income tax consequences of an investment in your notes are complex and uncertain, both as to the timing and character of any inclusion in income in respect of your notes. Some of these consequences are summarized below but you should read the more detailed discussion in “Taxation in the United States” in this pricing supplement and in the accompanying prospectus supplement and prospectus and also consult your tax advisor as to tax consequences of investing in the notes.

     There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the notes or similar instruments. Pursuant to the terms of the notes, you agree to treat the notes as financial contracts under which we deliver at maturity a cash amount determined by reference to the Basket Currencies in exchange for a fixed purchase price, subject to the Treasury Regulations under Section 988 of the U.S. Internal Revenue Code of 1986, as amended (Code) (Section 988 Regulations), governing foreign currency transactions. You will be required to characterize the notes for all tax purposes in this manner (absent an administrative determination or judicial ruling to the contrary) even if your tax advisor would otherwise adopt an alternative characterization.

     Notwithstanding our agreement to treat the notes as financial contracts, the Internal Revenue Service (IRS) could assert that the notes should be taxed in a manner that is different than described in this pricing supplement. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, as discussed further below, on December 7, 2007, the IRS issued a notice indicating that it and the Treasury Department (Treasury) are actively considering the proper federal income tax treatment of an instrument such as the notes including whether holders should be required to accrue ordinary income on a current basis and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should carefully review the discussion of the notice under “Taxation in the United States – Alternative Treatments” in this pricing supplement and consult your tax advisor regarding the treatment of the securities, including possible alternative characterizations in general and the possible impact of the notice in particular.

ADDITIONAL INFORMATION

Calculation agent

     We have initially appointed Goldman, Sachs & Co. as calculation agent for the purpose of determining the Initial Exchange Rates, the Final Exchange Rates and the Basket Return and for all calculations and determinations regarding Currency Market Disruption Events, the Redemption Amount and the interest rate applicable to any overdue payment of the Redemption Amount. Unless there is manifest error, these determinations by the calculation agent shall be final and binding on us and the holders of the notes.

     Upon request, the calculation agent will provide a written statement to an investor showing how the Redemption Amount per U.S. $1,000.00 of the Face Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

Goldman, Sachs & Co.
200 West Street, 4th Floor
New York, New York 10282-2198
Attn: PIPG Americas
Telephone No. +1 212 902 1000
Facsimile No. +1 212 902 3000

Hypothetical examples

     In the table below, we provide a range of hypothetical pre-tax Basket Returns. Based on these hypothetical Basket Returns, we illustrate a range of Redemption Amounts per $1,000.00 Face Amount of notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical Basket Returns could have on the Redemption Amount, assuming all other variables remain constant.

     The information in the table reflects hypothetical rates of return on the notes assuming that they are purchased on the issue date of the original notes at the Face Amount and held to the stated Maturity Date. If you sell your notes prior to the stated Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk Factors” above.

     The table below also assumes that there is no Currency Market Disruption Event with respect to the index currencies on the Valuation Date. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your note, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on an investment in the index currencies.

     The Basket has been highly volatile in the past and its performance cannot be predicted for any future period. The actual performance of the Basket over the life of the notes, as well as the amount payable at maturity, may bear little relation to the hypothetical return examples set forth below or to the hypothetical historical performance of the Basket set forth elsewhere in this pricing supplement. For information about the performance of the Basket Currencies during recent periods, see “The Basket – Historical Exchange Rates” below.

     The levels in the left column of the table below represent hypothetical Basket Returns as percentages resulting from subtracting the Final Basket Level from the Initial Basket Level and then dividing the result by the Initial Basket Level. The amounts in the right column represent the hypothetical Redemption Amounts, based on the corresponding hypothetical Basket Returns, and are expressed as percentages of the Face Amount of a note (rounded to the nearest one-hundredth of one percent). The middle column contains hypothetical Redemption Amounts for each U.S. $1,000.00 Face Amount of notes, based on the corresponding hypothetical Basket Returns, and are expressed as cash amounts rounded to the nearest U.S. $0.01. Thus, a hypothetical Redemption Amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000.00 of the outstanding Face Amount of the offered notes on the Maturity Date would equal 100.00% of the Face Amount of a note, based on the corresponding hypothetical Exchange Rate Return and the assumptions noted below.

     The following table illustrates the hypothetical payment amounts of the notes on the stated Maturity Date based on the Participation Rate of 225.00% and the Maximum Settlement Amount of $1,112.50.

Hypothetical Basket Return	Hypothetical Redemption Amount per $1,000 Face Amount	Hypothetical Redemption Amount as a Percentage of $1,000 Face Amount

50.00%	$1,112.50	111.25%
25.00%	$1,112.50	111.25%
10.00%	$1,112.50	111.25%
5.00%	$1,112.50	111.25%
2.00%	$1,045.00	104.50%
0.00%	$1,000.00	100.00%
-25.00%	$750.00	75.00%
-50.00%	$500.00	50.00%
-75.00%	$250.00	25.00%
-100.00%	$0.00	0.00%

     If, for example, the Basket Return were determined to be -75.00%, the Redemption Amount that we would deliver on your notes at maturity would be 25.00% of the Face Amount for each of your notes, as shown in the table above. As a result, if you purchased your notes on the issue date of the original notes (December 8, 2010) and held them to the stated Maturity Date, you would lose approximately 75.00% of the Face Amount of your investment. (If you purchased your notes at a premium to the Face Amount you would lose a correspondingly higher percentage of your investment).

     The hypothetical payment amounts on notes held to the stated Maturity Date in the examples above assume you purchased your notes at the Face Amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the Face Amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples.

Same-day funds settlement and payment

     The initial settlement for the notes and all payments of principal will be made in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, transfers of the notes will be made in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE BASKET

     The Basket is designed to allow investors to participate indirectly in exchange rate movements of the Basket Currencies, as reflected by changes in the U.S. dollar value of the Basket, over the term of the notes. The Basket Currencies that compose the Basket are the Korean won, the Indonesian rupiah, the Indian rupee, the Singapore dollar and the Malaysian ringgit, each expressed as the number of foreign currency per one U.S. dollar and each initially equally weighted at 20% of the Basket.

     As exchange rates move, the U.S. dollar value of each Basket Currency will vary based on the appreciation or depreciation of that Basket Currency.

Historical Exchange Rates

     The following tables show, for the periods indicated, high, low and period-end spot exchange rates (expressed as the amount of the applicable Basket Currency (CCY) per one U.S. dollar) between the Basket Currencies and the U.S. dollar for customary settlement in the spot foreign exchange market based on publicly available information, without independent verification. This historical data on the Basket Currencies is not necessarily indicative of their future performance or what the value of the notes may be. Any historical upward or downward trend in the value of the Basket Currencies during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time during the term of the notes.

KRW/USD

	High	Low	Close

2007
Quarter ended March 31	950.0	926.0	940.8
Quarter ended June 30	938.8	923.1	925.7
Quarter ended September 30	949.7	913.8	917.3
Quarter ended December 31	943.8	902.2	938.2
2008
Quarter ended March 31	1021.7	934.5	991.6
Quarter ended June 30	1049.4	974.6	1043.9
Quarter ended September 30	1214.8	1000.2	1214.8
Quarter ended December 31	1509.0	1191.2	1257.5
2009
Quarter ended March 31	1573.6	1292.1	1398.2
Quarter ended June 30	1376.8	1236.1	1277.9
Quarter ended September 30	1295.7	1181.4	1181.4
Quarter ended December 31	1200.6	1152.8	1167.6
2010
Quarter ended March 31	1172.6	1119.8	1132.5
Quarter ended June 30	1261.5	1104.0	1230.1
Quarter ended September 30	1231.2	1141.3	1141.3
Quarter ending December 31 (through December 9, 2010)	1157.3	1106.1	1138.4

IDR/USD

	High	Low	Close

2007
Quarter ended March 31	9224	8955	9121
Quarter ended June 30	9122	8670	9057
Quarter ended September 30	9475	8991	9138
Quarter ended December 31	9442	9043	9391
2008
Quarter ended March 31	9487	9054	9215
Quarter ended June 30	9377	9178	9227
Quarter ended September 30	9467	9065	9447
Quarter ended December 31	13054	9438	11042
2009
Quarter ended March 31	12172	10880	11689
Quarter ended June 30	11678	9992	10230
Quarter ended September 30	10276	9589	9680
Quarter ended December 31	9701	9295	9399
2010
Quarter ended March 31	9426	9070	9119
Quarter ended June 30	9369	9000	9082
Quarter ended September 30	9090	8921	8921
Quarter ending December 31 (through December 9, 2010)	9034	8889	9011

INR/USD

	High	Low	Close

2007
Quarter ended March 31	44.61	43.14	43.59
Quarter ended June 30	43.15	40.45	40.75
Quarter ended September 30	41.57	39.70	39.74
Quarter ended December 31	39.85	39.27	39.41
2008
Quarter ended March 31	40.77	39.27	39.97
Quarter ended June 30	43.15	39.89	42.95
Quarter ended September 30	46.94	41.89	46.94
Quarter ended December 31	50.52	46.88	48.45
2009
Quarter ended March 31	52.06	48.37	50.95
Quarter ended June 30	50.53	46.84	47.87
Quarter ended September 30	49.40	47.54	48.04
Quarter ended December 31	47.86	45.91	46.68
2010
Quarter ended March 31	46.81	44.94	45.14
Quarter ended June 30	47.57	44.33	46.60
Quarter ended September 30	47.33	44.92	44.92
Quarter ending December 31 (through December 9, 2010)	46.04	44.03	45.17

SGD/USD

	High	Low	Close

2007
Quarter ended March 31	1.54365	1.51565	1.51840
Quarter ended June 30	1.54250	1.51135	1.52945
Quarter ended September 30	1.53465	1.48445	1.48445
Quarter ended December 31	1.48475	1.43880	1.43945
2008
Quarter ended March 31	1.44565	1.37750	1.37815
Quarter ended June 30	1.38640	1.35120	1.35865
Quarter ended September 30	1.44600	1.34630	1.42970
Quarter ended December 31	1.53220	1.42700	1.44075
2009
Quarter ended March 31	1.55630	1.45165	1.52020
Quarter ended June 30	1.52265	1.43715	1.44735
Quarter ended September 30	1.46450	1.40905	1.40905
Quarter ended December 31	1.41405	1.37955	1.40395
2010
Quarter ended March 31	1.42230	1.38725	1.39805
Quarter ended June 30	1.42030	1.36835	1.39610
Quarter ended September 30	1.39755	1.31535	1.31535
Quarter ending December 31 (through December 9, 2010)	1.32250	1.28255	1.31320

MYR/USD

	High	Low	Close

2007
Quarter ended March 31	3.5213	3.4520	3.4553
Quarter ended June 30	3.4866	3.3863	3.4561
Quarter ended September 30	3.5188	3.4032	3.4154
Quarter ended December 31	3.4205	3.3061	3.3061
2008
Quarter ended March 31	3.3088	3.1631	3.1878
Quarter ended June 30	3.2763	3.1323	3.2661
Quarter ended September 30	3.4688	3.2163	3.4565
Quarter ended December 31	3.6405	3.4425	3.4663
2009
Quarter ended March 31	3.7241	3.4712	3.6508
Quarter ended June 30	3.6493	3.4839	3.5205
Quarter ended September 30	3.5944	3.4624	3.4764
Quarter ended December 31	3.4715	3.3508	3.4254
2010
Quarter ended March 31	3.4416	3.2649	3.2733
Quarter ended June 30	3.3531	3.1738	3.2600
Quarter ended September 30	3.2460	3.0829	3.0863
Quarter ending December 31 (through December 9, 2010)	3.1596	3.0819	3.1391

Hypothetical Historical Closing Values of the Basket

     The Basket is not a recognized market index. The Basket was created solely for purposes of the offering of the notes and will be calculated solely during the term of the notes. The Basket may not reflect actual global market performance. The hypothetical historical closing values of the Basket, as calculated solely for the purposes of the offering of the notes, fluctuated in the past and may, in the future, experience significant fluctuations. Any hypothetical historical upward or downward trend in the closing values of the Basket during any period shown below is not an indication that the annual percentage change in the value of the Basket is more likely to be positive or negative during the term of the notes. The hypothetical historical values do not give an indication of future values of the Basket. We cannot make any assurance that the future values of the Basket or the future exchange rates of the Basket Currencies will result in holders of the notes receiving a Redemption Amount greater than the Face Amount of their notes on the Maturity Date. We do not make any representation to you as to the performance of the Basket or the Basket Currencies. We obtained the exchange rates of the Basket Currencies used to calculate the hypothetical historical values of the Basket from publicly available sources, as noted in this pricing supplement, without independent verification. The actual exchange rates of the Basket Currencies and the level of the Basket at or near the Valuation Date may bear little relation to the hypothetical historical values shown below.

The following chart is based on the basket return for the period from December 9, 2005 through December 9, 2010 of a basket which is equally weighted on December 1, 2005 and does not take into account any taxes you may owe as a result of owning your notes; no one can predict what the final basket level of each of the exchange rates will be on the valuation date.

TAXATION IN THE UNITED STATES

     The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under Taxation in the United States and is subject to the limitations and exceptions set forth therein. The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. You should consult your own tax adviser in determining the tax consequences of your investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

     The U.S. Federal income tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. No ruling is being requested from the IRS with respect to the notes and, accordingly, no assurance can be given that the IRS will agree with, and a court will ultimately uphold, the conclusions expressed herein. Although no definitive authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, we intend to treat the notes as financial contracts and, unless otherwise indicated, the discussion below assumes this to be the case. Further, given certain features of the notes, in addition to being treated as financial contracts, the notes will be subject to the Treasury Regulations under Section 988 of the U.S. Internal Revenue Code of 1986, as amended, governing foreign currency transactions (Section 988 Regulations). By purchasing a note, you and we agree, in the absence of a change in law, an administrative determination or a judicial ruling to the contrary, to characterize such note for all tax purposes as a financial contract subject to Code Section 988. However, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences (including the timing, amount and character of income) different from those described below.

     Generally, your initial tax basis in the notes will be the price at which you purchased the notes. Upon the sale, exchange, redemption or other taxable disposition of the notes, you will generally recognize gain or loss equal to the difference between the proceeds received upon disposition and your adjusted tax basis in the notes. Any such gain or loss recognized will generally be ordinary income or loss (as the case may be) from U.S. sources for U.S. federal income tax purposes. However, holders of certain forward contracts, futures contracts or option contracts are entitled to make an election under the Section 988 Regulations to treat such ordinary gain or loss as capital gain or loss (a Section 988 Capital Treatment Election). It is uncertain whether the notes will qualify for a Section 988 Capital Treatment Election, although we intend to take the position that the notes should qualify for such an election. If you make such an election, and assuming such election is valid, all gain or loss you recognize on a sale or exchange would generally be treated as long-term capital gain or loss, assuming that you have held the notes for more than one year. A U.S. Holder must make the Section 988 Capital Treatment Election with respect to the notes by (a) clearly identifying the transaction on its books and records on the date the transaction is entered into as being subject to such an election and either (b) filing the relevant statement verifying such election with such holder’s U.S. federal income tax return or (c) otherwise obtaining independent verification as set forth in the Section 988 Regulations. You should consult your own tax adviser concerning the U.S. Federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

     Alternative Treatments. Notwithstanding our mutual contractual obligation to treat the notes in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. There is no statutory, judicial or administrative authority discussing how your notes should be treated for U.S. Federal income tax purposes. In light of the uncertainty as to the U.S. Federal income tax treatment, it would be a reasonable interpretation under current law that the notes could be treated as either (1) non-currency related contingent payment debt instruments (CPDIs) (CPDI Regulations), if the predominant currency to which the notes relate is the U.S. dollar, or (2) CPDIs with multi-currency features (Multi-Currency CPDIs) (Multi-Currency CPDI Regulations) if the predominant currency (as determined under the Multi-Currency CPDI Regulations) to which the notes relate as of the issue date is other than the U.S. dollar. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a noncontingent fixed-rate debt instrument with other terms and conditions similar to your notes (the comparable yield). You would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes would be equal to the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes. In determining the interest, gain or loss with respect to Multi-Currency CPDIs, the Multi-Currency CPDI Regulations generally apply the non-contingent bond method set forth under the CPDI Regulations, except that the calculations under the Multi-Currency CPDI Regulations are conducted in the predominant currency of the Multi-Currency CPDIs and then translated into U.S. dollars in accordance with the Multi-Currency CPDI Regulations. Any gain you recognize upon the sale or maturity of your notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your notes, and thereafter would be capital loss.

     If the notes are treated as a contingent debt instrument and you purchase your notes in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the notes, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in treasury regulations governing contingent debt instruments. Accordingly, if you purchase your notes in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

     It is also possible that the IRS could assert that your notes should be subject to the constructive ownership rules set forth in Section 1260 of the Internal Revenue Code. Specifically, Section 1260 treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” in that property, with the result that all or a portion of the long-term capital gain recognized by such taxpayer with respect to the derivative position may be recharacterized as ordinary income. In addition, Section 1260 may impose an interest charge on the long-term capital gain that was recharacterized. Section 1260 in its current form would not apply to the notes. However, Section 1260 authorizes the Treasury to promulgate regulations (possibly with retroactive effect) to expand the constructive ownership regime. There is no assurance that the Treasury will not promulgate regulations to apply the constructive ownership regi to the notes.

     Because of the absence of authority regarding the appropriate tax characterization of your notes, it is possible that the IRS could seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above. You should consult your tax adviser as to the tax consequences of any possible alternative characterizations of your notes for U.S. Federal income tax purposes.

     Recently enacted legislation. Beginning in 2011, recently enacted legislation may require individual U.S. Holders to report to the IRS certain information with respect to their beneficial ownership of the notes. Investors who fail to report required information could be subject to substantial penalties.

     In addition and also under recently enacted legislation, beginning in 2012, all payments of the proceeds of a sale, exchange or other disposition of the notes will generally be subject to information reporting and backup withholding, unless an applicable exemption applies. Further, corporations will no longer be automatically exempt from information reporting and backup withholding. Prospective investors should consult their own tax advisors concerning the application of the information reporting and backup withholding rules to their particular circumstances.

     Possible new administrative guidance and/or legislation. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released a notice stating that it and Treasury are actively considering the proper federal income tax treatment of an instrument such as the notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.

     The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special constructive ownership rules of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

     In addition, one member of the House of Representatives introduced a bill on December 19, 2007 that, if enacted, would have required holders of instruments such as the notes purchased after the bill is enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is not possible to predict whether a similar bill will be re-introduced or enacted in the future and whether any such bill would affect the tax treatment of your notes.

     Prospective purchasers of the notes should review the Taxation in the United States section in the prospectus supplement and the prospectus for a further discussion of the U.S. Federal income tax considerations and consult their tax advisers as to the consequences of acquiring, holding and disposing of the notes under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The original notes were purchased by Goldman, Sachs & Co. (the agent) as principal, pursuant to a terms agreement dated as of December 1, 2010 between the agent and us. The reopened notes are being purchased by the agent pursuant to a terms agreement dated as of December 9, 2010 between the agent and us.

     From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.